May 20, 2026

Jeff W. Dick
Chief Executive Officer
MainStreet Bancshares, Inc.
10089 Fairfax Boulevard
Fairfax, VA 22030

        Re: MainStreet Bancshares, Inc.
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295929
Dear Jeff W. Dick:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Edward B. Crosland, Esq.